

February 21, 2013

Via E-Mail

Gordon A. Baird
Chief Executive Officer
Independence Bancshares, Inc.
500 East Washington Street
Greenville, South Carolina 29601

> **Re: Independence Bancshares, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 6, 2013**
> **File No. 333-186476**

Dear Mr. Baird:

        We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 1

1. Provide us with a legal analysis supporting your determination that appointing persons to serve as directors without a vote of shareholders is appropriate under South Carolina law and your charter and bylaws. Also, please tell us about any arrangements or any understandings with each of these three individuals or related parties or affiliates.

2. Please tell us about the "arm's length" negotiations you have entered into to purchase MPIB. We note that Mr. Baird is the CEO of MPIB as well as one of your new directors.

3. Revise the Summary to clarify separately the impact of the private placement and the rights offering on your regulatory capital.

4. Revise this section to disclose your profit or loss and earnings per share for the most recent fiscal year and the preceding years. Also, disclose the extent to which each of the three

individuals that you have named or intend to name as CEO, Chairman and director (or any persons related or affiliated with the persons including Thomas Lee Partners, Brysam Global Partners) were offered and purchased stock in the private placement before being named to these positions.

5. Please revise your disclosure relating to Mr. Baird to first full paragraph on page 2 to disclose Mr. Baird's beneficial ownership of equity and his role as director or officer at MPIB.

Our Consent Order, page 4

6. Please revise this section as follows summarize each of the material terms of the Consent Order and identify those provisions with which you have not fully complied.

Risk Factors, page 8

7. Add a risk factor that alerts investors to the risks that a group of shareholders, including officers and directors, holding a controlling block of stock. Also, add a risk factor that discusses the risks associated with your proposed investment in MPIB, a business currently owned by your new CEO and director.

Capitalization, page 19

8. Revise this section to separately disclose the impact of the private placement and the rights offering upon your capitalization. Also, since the rights offering does not have a minimum offering amount; consider presenting the impact of the offering based upon a subscription rate representing 25%, 50% and 100% participation.

Incorporation of Certain Information By Reference, page 26

9. General Instruction VII of Form S-1 only permits incorporation of the 10-K for the most recently completed fiscal year. Please either file your 10-K for the year ended December 31, 2012 and update this section, or revise the S-1 to include all the information required by Form S-1.

10. Please include the disclosure required by Item 11(l) of Form S-1 and Item 402 of Item S-K for your last completed fiscal year.

Exhibits

11. Please revise the exhibit table to clarify that the Stock Purchase Agreement to which you refer as Exhibit 10.8 and the Registration Rights Agreement each with the names of the

investors and correct references to a Report on Form 8-K filed on January 4, 2013 as the report was filed on January 7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jonathan Gottlieb, Staff Attorney, at (202) 551-3416 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

CC: Via E-mail
        Neil E. Grayson
        Benjamin A. Barnhill
        Michael F. Johnson
        Nelson Mullins Riley & Scarborough LLP